# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UroGen Pharma Ltd., CIK 0001668243
CUSIP: M96088105
Title of class of securities: Ordinary Shares, par value NIS 0.01 per share
Address of issuer's principal executive offices: 400 Alexander Park Drive, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 06/05/2025
Amends the filing with accession number 0001140361-23-037975
Filed by CIK 0001988760
Persons authorized to receive notices and communications: Michael LaGatta, Partner & COO, Monograph Capital Partners I, L.P., 4001 Kennett Pike Suite 302, Wilmington, Delaware (DE), 19807, (208) 720-9157

## Reporting persons
- Monograph Capital Partners I, L.P. (CIK 0001864082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 838,615; sole dispositive power 0; shared dispositive power 838,615; aggregate amount beneficially owned 838,615 (1.8% of the class)
  Comment: Percent calculation based on 46,107,451 shares of Ordinary Shares (as defined in Item 1 below) issued and outstanding as of May 5, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on May 12, 2025 (the "Form 10-Q").
- Monograph Capital Partners I GenPar, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 838,615; sole dispositive power 0; shared dispositive power 838,615; aggregate amount beneficially owned 838,615 (1.8% of the class)
  Comment: Percent calculation based on 46,107,451 shares of Ordinary Shares issued and outstanding as of May 5, 2025, as reported in the Form 10-Q.
- Monograph Capital Holdings Advisors, LLC (CIK 0001988760): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 838,615; sole dispositive power 0; shared dispositive power 838,615; aggregate amount beneficially owned 838,615 (1.8% of the class)
  Comment: Percent calculation based on 46,107,451 shares of Ordinary Shares issued and outstanding as of May 5, 2025, as reported in the Form 10-Q.
- Fred Cohen (CIK 0001339358): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 15,000; shared voting power 838,615; sole dispositive power 15,000; shared dispositive power 838,615; aggregate amount beneficially owned 838,615 (1.9% of the class)
  Comment: Percent calculation based on 46,107,451 shares of Ordinary Shares issued and outstanding as of May 5, 2025, as reported in the Form 10-Q.
- Charles Conn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 838,615; sole dispositive power 0; shared dispositive power 838,615; aggregate amount beneficially owned 838,615 (1.8% of the class)
  Comment: Percent calculation based on 46,107,451 shares of Ordinary Shares issued and outstanding as of May 5, 2025, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 0.01 per share
Name of issuer: UroGen Pharma Ltd.
Address of issuer's principal executive offices: 400 Alexander Park Drive, Princeton, New Jersey (NJ), 08540
Comment:
This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on August 4, 2023 (the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Ordinary Shares, par value NIS 0.01 per share (the "Ordinary Shares"), of UroGen Pharma Ltd., a company organized under the laws of the State of Israel (the "Issuer"). The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Monograph I owns directly (and therefore is deemed the beneficial owner of) 838,615 Ordinary Shares, which represents approximately 1.8% of the number of Ordinary Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of GenPar I, GovCo, Mr, Cohen and Mr. Conn may be deemed to share voting and investment power over the shares of Ordinary Shares owned by Monograph I because (i) Messrs. Cohen and Conn are managing members of GovCo, (ii) GovCo is the general partner of GenPar I and (iii) GenPar I is the general partner of Monograph I.

Mr. Cohen owns directly and has sole voting and investment power over 15,000 Ordinary Shares.
Transactions in the class effected during the past sixty days:
From May 27 to June 6, 2025, the Reporting Persons sold a total of 733,712 Ordinary Shares, amounting to 1.6% of Ordinary Shares outstanding. As of such latter date, the Reporting Persons no longer beneficially own more than 5% of Ordinary Shares outstanding and accordingly are no longer subject to beneficial ownership reporting requirements with respect to the shares under Section 13 of the Securities Exchange Act of 1934, as amended.

All transactions in Ordinary Shares effected by the Reporting Persons during the past sixty days are listed in Schedule 1 hereto and incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 5, 2025, the Reporting Persons no longer beneficially own more than five percent Ordinary Shares outstanding.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 4. Schedule 1 - Transactions in Common Shares effected by the Reporting Persons.

## Signatures
- Monograph Capital Partners I, L.P.: /s/ Michael LaGatta, Michael LaGatta / Partner and Authorized Signatory (06/09/2025)
- Monograph Capital Partners I GenPar, LP: /s/ Michael LaGatta, Michael LaGatta / Partner and Authorized Signatory (06/09/2025)
- Monograph Capital Holdings Advisors, LLC: /s/ Michael LaGatta, Michael LaGatta / Partner and Authorized Signatory (06/09/2025)
- Fred Cohen: /s/ Michael LaGatta, Michael LaGatta/ Attorney-in-fact (1) (06/09/2025)
- Charles Conn: /s/ Michael LaGatta, Michael LaGatta/ Attorney-in-fact (2) (06/09/2025)
Comment: (1) Michael LaGatta is signing on behalf of Fred Cohen pursuant to a power of attorney dated August 1, 2023.

(2) Michael LaGatta is signing on behalf of Charles Conn pursuant to a power of attorney dated August 1, 2023.